UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Elizabeth Arden, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

28660G106

(CUSIP Number)

M. Allison Steiner

Nightingale GP LLC

630 Fifth Avenue, Suite 2710

New York, New York 10111

(212) 218-6700

With a copy to:

Trevor S. Norwitz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Nightingale Onshore Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,078,805(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,078,805(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes warrants covering 1,078,805 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 1,078,805 shares of common stock.

1	NAME OF REPORTING PERSON Nightingale Offshore Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,373,462(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,373,462(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes warrants covering 1,373,462 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 1,373,462 shares of common stock.

1	NAME OF REPORTING PERSON Nightingale GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,452,267(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,452,267(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes warrants covering 2,452,267 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 2,452,267 shares of common stock.

1	NAME OF REPORTING PERSON Rhône Capital IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,452,267(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,452,267(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes warrants covering 2,452,267 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 2,452,267 shares of common stock.

1	NAME OF REPORTING PERSON Rhône Holdings IV L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,452,267(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,452,267(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes warrants covering 2,452,267 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 2,452,267 shares of common stock.

1	NAME OF REPORTING PERSON Rhône Capital L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,452,267(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,452,267(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes warrants covering 2,452,267 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 2,452,267 shares of common stock.

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D, and related amendments, filed by the following entities (collectively referred to herein as the “Reporting Persons” and each as a “Reporting Person”) with the U.S. Securities and Exchange Commission on August 22, 2014 (the “Initial Statement”):

(a)	Nightingale Onshore Holdings L.P., a Delaware limited partnership and Nightingale Offshore Holdings L.P., a Delaware limited partnership (the “Purchasers”).

(b)	Nightingale GP LLC, a Delaware limited liability Issuer.

(c)	Rhône Capital IV L.P., a Delaware limited partnership.

(d)	Rhône Holdings IV L.L.C., a Delaware limited liability Issuer.

(e)	Rhône Capital L.L.C., a Delaware limited liability Issuer.

Capitalized terms used in this Amendment but not otherwise defined herein have the meanings ascribed to such terms in the Initial Statement. Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Initial Statement.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 25, 2014, the Purchasers announced the extension of their previously announced tender offer to the Issuer’s shareholders to acquire up to 6,442,013 shares, constituting approximately 20% of the outstanding shares, of Common Stock of the Issuer (including shares of Common Stock underlying Warrants held by the Reporting Persons), at a purchase price of $17.00 per share, to 12:00 Midnight, New York City time, at the end of Wednesday, October 1, 2014. The tender offer was previously set to expire at 12:00 Midnight, New York City time, on September 25, 2014. The press release announcing the extension of the tender offer is attached hereto as Exhibit 99.7 and is incorporated by reference herein.

The fifth paragraph of Item 4 is hereby amended to add the following:

The directors designated or nominated by Purchasers may serve on various committees of the board, and will participate in any matters delegated to such committees which may include, for example, decisions with respect to management, compensation and succession matters. Purchasers plan to use their prior experience in the consumer product, retail and beauty sectors to help support the plan recently announced by Company’s management with respect to the Company’s business and international development and enhance shareholder value.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description of Exhibit

99.7	Press release, dated as of September 25, 2014, incorporated by reference to Exhibit a(5)(A) to the Schedule TO/A filed by Nightingale Onshore Holdings L.P., Nightingale Offshore Holdings L.P., Nightingale GP LLC and Rhône Capital IV L.P. on September 25, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2014	Nightingale Onshore Holdings L.P. By: Nightingale GP LLC, its general partner

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

Nightingale Offshore Holdings L.P. By: Nightingale GP LLC, its general partner

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

Nightingale GP LLC

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

Rhône Capital IV L.P. By: Rhône Holdings IV L.L.C., its general partner

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Authorized Signatory

Rhône Holdings IV L.L.C.

By:	/s/ Franz-Ferdinand Buerstedde
Name:	Franz-Ferdinand Buerstedde
Title:	Authorized Signatory

Rhône Capital L.L.C.

By:	/s/ Franz-Ferdinand Buerstedde
Name:	Franz-Ferdinand Buerstedde
Title:	Manager

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.7	Press release, dated as of September 25, 2014, incorporated by reference to Exhibit a(5)(A) to the Schedule TO/A filed by Nightingale Onshore Holdings L.P., Nightingale Offshore Holdings L.P., Nightingale GP LLC and Rhône Capital IV L.P. on September 25, 2014.